UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

International Game Technology PLC Announces

Conditional Results of Tender Offer

On June 26, 2018, International Game Technology PLC (the “Company”) announced the expiration of its previously announced tender offer tender offer (the “Offer”) to purchase for cash its outstanding:

(i)                                     €700,000,000 4.125% Senior Secured Notes due 2020 represented by the Regulation S global note (the “4.125% Notes”) (ISIN: XS1204431867); and

(ii)                                  €500,000,000 4.750% Senior Secured Notes due 2020 (the “4.750% Notes” and together with the 4.125% Notes, the “Notes”) (ISIN XS0860855930),

from the holders thereof for a purchase price of €1,050 for each €1,000 principal amount of the 4.125% Notes (“4.125% Notes Tender Offer Consideration”) and €1,070 for each €1,000 principal amount of the 4.750% Notes (the “4.750% Notes Tender Offer Consideration” and together with the 4.125% Notes Tender Offer Consideration, the “Tender Offer Consideration”), plus any accrued and unpaid interest on the applicable Notes from, and including, the immediately preceding interest payment date up to, but excluding, June 28, 2018 (the “Settlement Date”).

The Offer was made on the terms and subject to the conditions set out in the offer to purchase dated June 18, 2018 (the “Offer to Purchase”).

The Offer expired at 4 p.m., London time, on June 25, 2018. According to the information provided by Lucid Issuer Services Limited, the tender and information agent for the Offer, as of such time €262,395,000 aggregate principal amount of the 4.125% Notes and €112,100,000 aggregate principal amount of the 4.750% Notes were validly tendered (and not validly withdrawn) pursuant to the Offer.

Subject to satisfaction of all conditions set out in the Offer to Purchase, the Company intends to accept for purchase all of the Notes tendered in the Offer. The Final Acceptance Amount (as defined in the Offer to Purchase) is therefore €374,495,000.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Conditional Results of Tender Offer,” dated June 26, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Conditional Results of Tender Offer,” dated June 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary